Allied Asset Advisors Funds
Form N-SAR, Item #77Q1, Exhibit 2

On October 1, 2003, the Dow JonesSM Islamic Index Fund (the "Fund") was renamed the "Dow JonesSM Islamic Fund," and its current investment policy of investing all of its net assets in securities included in the Dow Jones Islamic Market USA IndexSM was revised as follows: Under normal circumstances, to achieve its investment objective, the Fund will invest at least 80% of its net assets in securities included in the Dow Jones Islamic Market IndexesSM and up to 20% in securities chosen by Allied Asset Advisors, Inc. (the "Advisor") that meet Islamic investment principles.